SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                 FORM 11-K
                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                 For the Fiscal Year End December 31, 1994

                     CUC 401(k) Employee Benefit Plan
                         (Full title of the Plan)

                        Citizens Utilities Company
               High Ridge Park, Stamford Connecticut  06905
        (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                       Commission File Number 001-11001


                                SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned there unto duly authorized.

Date: March 31, 1995          By:   Citizens Utilities Company,
                                    Plan Administrator of the
                                    CUC 401(k) Employee Benefit Plan




                                    By:   Livingston E. Ross
                                          -------------------------------
                                          Livingston E. Ross
                                          Vice President and Controller

                    CUC 401(k) Employee Benefit Plan
                Index to Financial Statements and Schedules




                                                              Page
                                                              ----

Independent Auditors' Report                                     3

Financial Statements:
      Statements of Plan Equity as of
            December 31, 1994 and 1993                           4

      Statements of Income and Changes in Plan
            Equity for the Years Ended
                  December 31, 1994, 1993 and 1992             5-6

      Notes to Financial Statements                           7-11

Schedules:

  I - Investments as of December 31, 1994                       12

 II - Allocation of Plan Equity to Investment
      Options as of December 31, 1994 and 1993               13-14

III - Allocations of Plan Income and Changes in
      Plan Equity to Investment Options for the
      Years Ended December 31, 1994, 1993 and 1992           15-17

Independent Auditors' Consent                            Exhibit 1

                      Independent Auditors' Report
                       ----------------------------


Citizens Utilities Company, Plan Administrator of the
CUC 401(k) Employee Benefit Plan:

We have audited the financial statements of the CUC 401(k) Employee Benefit Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity of the CUC 401(k) Employee Benefit Plan at December 31, 1994 and 1993 and the income and changes in plan equity for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




                                                      KPMG PEAT MARWICK LLP

New York, New York
March 31, 1995

                    CUC 401(k) Employee Benefit Plan
                         Statements of Plan Equity
                                                                December 31,
                                                                ------------
Assets                                                     1994        1993
- ------                                                     ----        ----
Investments
    Stock Fund - at market value (Cost of
      $32,371,878 in 1994 and $26,416,986 in 1993)    $ 65,069,654  $86,441,328

    Guaranteed Income Fund - at contract value          14,178,486   10,983,889

    Equity Fund - at market value (Cost $3,525,961
      in 1994 and $1,948,560 in 1993)                    3,533,380    2,217,105

    Bond Fund - at market value (Cost $884,394 in
      1994 and $643,260 in 1993)                           855,542      648,694

Cash and cash equivalents                                8,934,183      419,715
Contributions receivable                                 1,404,589    1,353,207
Loans receivable                                         2,738,549    2,077,656
Other receivables                                          349,444      120,242
Interest receivable                                        214,333      136,084
                                                      ------------ ------------

    Total Assets                                        97,278,160 104,397,920
                                                      ------------ ------------
Liabilities and Plan Equity
- ---------------------------
Accounts payable                                           278,013     623,914
Distributions payable to participants                       50,922   2,106,261
                                                      ------------ ------------
    Total Liabilities                                      328,935   2,730,175
                                                      ------------ ------------
    Plan Equity                                        $96,949,225 $101,667,745
                                                      ============ ============

See accompanying notes to financial statements

                            CUC 401(k) Employee Benefit Plan
                    Statements of Income and Changes in Plan Equity

                                                       Year Ended December 31,
                                                       -----------------------
                                             1994             1993          1992
                                             ----             ----         ----
Investment income:
    Dividends                          $        248       $          0    $        65
    Interest                              1,116,095            966,115        803,327
                                        ------------      ------------    -----------
        Total Investment income           1,116,343            966,115        803,392

Realized gains (losses):
    Stock Fund                            4,760,080         10,705,195        280,835
    Guaranteed Income Fund                      293                  0              0
    Equity Fund                             164,133             11,785              0
    Bond Fund                                (3,426)                86              0
                                        ------------      ------------    -----------
        Total realized gains (losses)     4,921,080         10,717,066        280,835

Unrealized appreciation (depreciation):
    Stock Fund                          (28,411,309)         4,234,695       4,317,012
    Guaranteed Income Fund                  (80,222)                 0              0
    Equity Fund                            (214,561)           171,805         96,740
    Bond Fund                               (40,208)             3,148          2,286
                                       ------------       ------------    -----------
        Total unrealized appreciation
          (depreciation)                (28,746,300)         4,409,648      4,416,038

        Transfers into the Plan:
        Citizens Utilities Company Common
        Stock Series B from the LGS Employees'
        Savings and Investment Plan               0          2,388,736     44,169,944
        Citizens Utilities Company Common
        Stock Series B from the TRASOP            0         21,758,402              0
        GTE Savings Plan Assets          13,280,760                  0              0
        NORCO Plan Assets                 1,683,414                  0              0
                                       ------------       ------------    -----------
        Total Transfers into the Plan    14,964,174         24,147,138     44,169,944

Contributions:
    Employees                             5,907,898          5,761,845      4,234,168
    Employer                              2,109,411          1,553,532      1,427,190
                                       ------------       ------------    -----------
        Total contributions               8,017,309          7,315,377      5,661,358

Distributions                            (4,915,838)       (12,694,188)    (5,599,982)
Cancellation of loan notes of former
    participants                            (52,153)           (27,454)        (7,316)
Participants' contributions used for
    life insurance policy payments          (23,135)           (27,364)       (30,223)
                                       ------------       ------------    -----------
Changes in Plan Equity                   (4,718,520)        34,806,338     49,694,046

Plan Equity, beginning of year          101,667,745         66,861,407     17,167,361
                                       ------------       ------------    -----------
Plan Equity, end of year               $ 96,949,225       $101,667,745    $66,861,407
                                       ============       ============    ===========

See accompanying notes to financial statements

                          CUC 401(k) Employee Benefit Plan
                             Notes to Financial Statements
                     Years Ended December 31, 1994, 1993 and 1992

(1)   Summary of Significant Accounting Policies
      ------------------------------------------
      (a)   Basis of Presentation
            ---------------------

            The Citizens Utilities 401(k) Employee Benefit Plan (the "Plan") provides Participants with five investment options: a Citizens Utilities Company (the "Company") Common Stock Series B Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund, and Life Insurance.

            Effective January 1, 1992, participants in the LGS Employees' Savings and Investment Plan became participants in the Plan. Assets in the LGS Employees' Savings and Investment Plan ("the LGS Plan") consisted entirely of the Company's Common Stock Series B. On June 7, 1993 and August 5, 1993 all unallocated shares of the Company's Common Stock Series B (66,342 shares) in the LGS Plan were transferred to the Plan. Total market value and total cost of the shares at the dates of transfer were $2,388,736 and $1,464,171, respectively. On November 3, 1992, all allocated shares of the Company's Common Stock Series B (1,577,498 shares) in the LGS Plan were transferred to the Plan. Market value and cost of the shares at the date of transfer were $44,169,944 and $13,637,594, respectively.

            Effective December 1, 1993 the Citizens Tax Reduction Act Stock Ownership Plan ("TRASOP") was merged into the Plan. Assets in the TRASOP consisted entirely of the Company's Common Stock Series B. On December 13, 1993 all allocated shares of the Company's Common Stock Series B (1,117,853 shares) in the TRASOP were transferred to the Plan. Market value and cost of the shares at the date of transfer was $21,758,402 and $3,916,302, respectively.

            Effective January 1, 1994, participants in the Natural Gas Company of Louisiana ("NORCO") became participants in the Plan. NORCO assets in the amount of $1,683,414 were transferred to the Plan on August 15, 1994.

            On December 31, 1993, the Company acquired from GTE Corp. certain telecommunications operations in Idaho, Tennessee, Utah and West Virginia. On June 30, 1994, the Company acquired from GTE Corp. telecommunications operations in New York. Effective January 1, 1994, participants in the GTE Savings Plan from the acquired GTE properties in Idaho, Tennessee, Utah and West Virginia became participants in the Plan. Assets in the GTE Savings Plan totalling $4,189,254, exclusive of loan balances, were transferred to the Plan on August 30, 1994. Effective July 1, 1994, participants in the GTE Savings Plan from the acquired GTE New York property became participants in the Plan. Assets in the GTE Savings Plan totalling $8,356,541, exclusive of loan balances, were transferred to the plan on November 2, 1994.

(b)        Stock Fund
            ----------

            The stock fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on the Common Stock Series B shares in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Income and Changes in Plan Equity, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends in 1994, 1993 and 1992 were 240,385, 140,146 and 34,679, respectively.

(c)   Guaranteed Income Fund
      ----------------------
                                                               Annual
                                                               Compound
Guaranteed Income                Contribution      Maturity    Rate of
Contract Issuer                  Period              Date      Return
- -----------------               -----------------  --------   ---------

New York Life Ins., Co.                 9/8/94         6/30/99     7.11%
John Hancock Mutual Life Ins., Co. 7/1/94 to 6/30/95   6/30/98     6.94%
Principal Mutual Life Ins., Co.    7/1/93 to 6/30/94   6/30/99     5.60%
Pacific Mutual Life Ins., Co.      7/1/92 to 6/30/93   6/30/97     7.30%
AUSA Life Insurance Company        Prior to 12/31/93   6/03/97     5.00%
Life Insurance Company of VA       7/1/90 to 6/30/91   6/30/94     9.00%

            The Guaranteed Income Fund pays a blended interest rate for contracts purchased since July 1, 1992. This Blended Interest Rate is calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

            Investments made in this Fund between July 1, 1991 and June 30, 1992 earn a rate of return determined under a guaranteed insurance contract issued by the General American Life Insurance Company. This contract matures on June 30, 1996 and bears an annual compound rate of return of 8.30%.

      (d)   Equity Fund
            -----------

            Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The return on the Equity Fund was linked to the performance of the Standard and Poor's 500 Index. Contributions made after June 30, 1994 are invested in the Index Trust 500 portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. The Equity Fund's balance as of June 30, 1994 was transferred to the Vanguard Index Trust 500 Portfolio.

       (e)  Bond Fund
            ---------

            Contributions are invested in the GNMA Bond Fund managed by the Vanguard Group. The fund is comprised primarily of securities backed by the "full faith and credit of the U.S. Government". Dividends are received in cash and reinvested in additional Bond Fund shares.

      (f)   Life Insurance
            --------------

            After January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992, life insurance, which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

            On December 23, 1991, the Circuit Court of Cook County, Illinois entered an Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation has no effect on Plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the Plan. The face values and cash surrender values of the Inter-American policies have been assumed by Jackson National Life Insurance Company and Commonwealth Life Insurance Company.

      (g)   Loans
            -----

            A Participant in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note is generally canceled and the Participant's distribution is reduced by the amount of the outstanding loan balance.

(2)  Administration of the Plan
      --------------------------

      As of January 1, 1993, PNC Bank became the Plan Trustee. Plan administration costs are paid by the Company, the Plan Sponsor.


(3)   Eligibility
      -----------

      The plan is a voluntary defined contribution plan. Under the terms of the Plan, non-bargaining unit employees who are at least 21 years of age and have attained 30 days of service are eligible to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1994 there were 2,478 employees eligible to participate in the Plan and 2,265 participants in the Plan.

(4)   Contributions
      -------------

      Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may elect to continue to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1994 the number of accounts in each fund was as follows:

                                                        Number of
                                                        Accounts
                                                       ----------

            Investment Option:
              Stock Fund                                  2,251
              Guaranteed Income Fund                      1,789
              Equity Fund                                   787
              Bond Fund                                     329
            Life Insurance                                   65
            Loan Fund                                       453


      The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1994, 1993 and 1992 Plan years amounted to 50% of the first 6% of each Participant's annual compensation (as defined by the Plan). Prior to July 1, 1993, Company contributions were invested in the same ratio of fund options that the Participant elected except that contributions for life insurance premium payments were not considered in such investment ratio. Effective July 1, 1993 the Company contributions are invested entirely in the Stock fund.

(5)  Vesting
      -------

      Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company's contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                  Vested Percentage
                                              of Company's Contribution
               Years of Service                 and Related Earnings
               ----------------                -----------------------
            Less than 2 years                               0%
            2 years but less than 3 years                   40%
            3 years but less than 4 years                   60%
            4 years but less than 5 years                   80%
            5 years or more                                 100%

      Non-vested forfeited employer contributions which had been allocated to the Guaranteed Income Fund, Equity Fund, Bond Fund and Stock Fund are used to reduce future Company contributions. Prior to 1993 Non-vested forfeited employer contributions to the Stock Fund were allocated among the Participants remaining at the end of each Plan year.

      Forfeitures by Fund for the years ended December 31, 1994, 1993 and 1992 were as follows:

      Fund                         1994             1993           1992
      ----                         ----             ----           ----

      Stock Fund                  $21,456          $7,916         $16,830
      Guaranteed Income Fund       12,937           6,714          20,616
      Equity Fund                     706           3,809           2,243
      Bond Fund                     1,146             994             587

(6)   Termination of Plan
      -------------------

      The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and to terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)   Distribution of Benefits
      ------------------------

      Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70 1/2.

(8)  Federal Income Tax
      ------------------

      The Plan is a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A favorable determination letter has been received from the Internal Revenue Service which confirms such status.
               Schedule I

                           CUC 401(k) Employee Benefit Plan
                                      Investments
                                   December 31, 1994

                                                 Cost or          Market or
                                   Number        Contract         Contract
                                  of Shares        Value            Value
                                  ---------      --------         ---------

Stock Fund
- ----------

Citizens Utilities Company
   Common Stock Series B         5,154,032      $32,371,878    $65,069,654
                                 =========      ===========    ===========

Guaranteed Income Fund
- ----------------------

Guaranteed Income Fund                          $14,178,486    $14,178,486
                                                ===========    ===========
Equity Fund
- -----------

Vanguard Index Trust                82,229       $3,525,961     $3,533,380
                                    ======       ==========     ==========

Bond Fund
- ---------

Vanguard GNMA Fund                  89,305         $884,394       $855,542
                                    ======         ========       ========

                                                                 Schedule II


                           CUC 401(k) Employee Benefit Plan
                    Allocation of Plan Equity to Investment Options
                                   December 31, 1994




                                         Guaranteed                  Bond    Insurance    Loan
                           Stock Fund   Income Fund    Equity Fund   Fund      Fund       Fund
                           ----------   ------------   -----------   ----    ---------    ----

Assets:
Investment in Stock Fund -
  at market value         $65,069,654   $        --    $       --    $     -- $      --   $    --

Investment in Guaranteed
  Income Fund - at contract
  value                            --  14,178,486          --         --        --           --

Investment in Equity Fund -
  at market value                  --          --   3,533,380         --        --           --

Investment in Bond Fund -
  at market value                  --          --          --    855,542        --           --

Cash and cash equivalents   4,516,819   1,460,294   2,350,406    606,664        --           --
Contributions receivable      948,216     240,917     173,443     42,013        --           --
Loans receivable                   --          --          --         --        --    2,738,549
Other receivables             132,479      28,442      13,108      1,630        --      173,785
Interest Receivable            21,635     131,158      59,098      2,442        --           --
                          ----------- -----------  ----------   --------   --------   ---------

  Total Assets             70,688,803  16,039,297   6,129,435  1,508,291        --    2,912,334
                          ----------- ----------- -----------   --------   --------   ---------

Liabilities:
Accounts payable               21,456      12,937         706      3,968     6,066      232,880
Distributions payable
  to participants                  --      48,464       2,458         --        --           --
                          ----------- -----------  ----------   --------   --------   ---------


  Total Liabilities            21,456      61,401       3,164      3,968     6,066      232,880
                          ----------- -----------  ----------   --------   --------   ---------

  Plan Equity             $70,667,347 $15,977,896  $6,126,271 $1,504,323   $(6,066)  $2,679,454
                          =========== ===========  ==========   ========   ========   =========

                                                             Schedule II-1

                               CUC 401(k) Employee Benefit Plan
                        Allocation of Plan Equity to Investment Options
                                       December 31, 1993




                                         Guaranteed                  Bond    Insurance    Loan
                           Stock Fund    Income Fund   Equity Fund   Fund      Fund       Fund
                           ----------   ------------   -----------   ----    ---------    ----

Assets:
Investment in Stock Fund -
  at market value         $86,441,328   $        --    $       --    $ --    $       --   $  --

Investment in Guaranteed
  Income Fund - at
  contract value                   --   10,983,889         --         --         --          --

Investment in Equity Fund -
  at market value                  --           --  2,217,105         --         --          --

Investment in Bond Fund -
  at market value                  --           --         --    648,694         --          --

Cash and cash equivalents     330,149           --         --         --     13,633      75,933
Contributions receivable      654,700           --    114,105     19,969    564,433          --
Loans receivable                   --           --         --         --         --   2,077,656
Other receivables              42,207       12,175      5,549      1,037        165      59,109
Interest Receivable               525      132,464         --      3,095         --          --
                          -----------  ----------- ----------   --------   --------   ---------

  Total Assets             87,468,909   11,128,528  2,336,759    672,795    578,231   2,212,698
                          -----------  ----------------------   --------   --------   ---------

Liabilities:
Accounts payable                   --      452,566      5,683      6,913     25,537     133,215
Distributions payable
  to participants           2,013,965       78,996     11,085      2,215         --          --
                          -----------  ----------- ----------   --------   --------   ---------


  Total Liabilities         2,013,965      531,562     16,768      9,128     25,537     133,215
                          -----------  ----------- ----------   --------   --------   ---------

  Plan Equity             $85,454,944  $10,596,966 $2,319,991   $663,667   $552,694  $2,079,483
                          ===========  =========== ==========   ========   ========   =========

                                                                Schedule III

                               CUC 401(k) Employee Benefit Plan
          Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                 Year Ended December 31, 1994

                                      Guaranteed                  Bond    Insurance     Loan
                        Stock Fund   Income Funds  Equity Fund    Fund      Fund        Fund
                        -----------  ------------  -----------    ----    ---------     ----
Investment income:
   Dividends            $        --  $        --   $       --   $ --     $     --  $      248
   Interest                  65,439      733,654      95,356     35,577     27,357     158,712

Realized gains (losses)   4,760,080          293     164,133     (3,426)        --          --

Unrealized appreciation
   (depreciation)       (28,411,309)     (80,222)   (214,561)   (40,208)        --          --

Transfers into Plan:
   GTE Savings Plan
     Assets               6,620,286    2,264,128   2,919,227    742,156         --     734,963
   NORCO Plan Assets             --    1,683,414          --         --         --          --
                        -----------  -----------  ----------   --------   --------   ---------
   Total transfers
     into Plan            6,620,286    3,947,542   2,919,227    742,156         --     734,963

Contributions:
   Employees              3,413,023    1,403,690     850,056    217,994     23,135          --
   Employer               2,073,877       22,209      10,074      3,251         --          --
                        -----------  -----------  ----------   --------   --------   ---------
   Total contributions    5,486,900    1,425,899     860,130    221,245     23,135          --
                        -----------  -----------  ----------   --------   --------   ---------
Net transfers - other     1,050,442     (431,649)     55,473    (88,149)  (586,117)         --
Net transfers - loans       (29,422)     299,255     (30,585)     2,551         --    (241,799)
Distributions            (4,330,013)    (513,842)    (42,893)   (29,090)        --          --
Cancellation of loan notes      --            --          --         --         --     (52,153)
Participants' contributions
   used for life insurance
   policy payments               --           --          --         --    (23,135)         --
                        -----------  -----------  ----------   --------   --------  ----------
Changes in Plan Equity  (14,787,597)   5,380,930   3,806,280    840,656   (558,760)    599,971
                        -----------  -----------  ----------   --------   --------  ----------
Plan Equity, beginning
   of year               85,454,944   10,596,966   2,319,991    663,667    552,694   2,079,483
                        -----------  -----------  ----------   --------   --------  ----------

Plan Equity, end of year$70,667,347  $15,977,896  $6,126,271 $1,504,323    $(6,066) $2,679,454
                        ===========  ===========  ========== ========== ==========  ==========
Schedule III-1

                               CUC 401(k) Employee Benefit Plan
          Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                 Year Ended December 31, 1993

                                        Guaranteed                 Bond     Insurance   Loan
                           Stock Fund  Income Funds   Equity Fund  Fund       Fund      Fund
                           ----------- ------------   -----------  ----     ---------   ----
Investment income:
   Dividends             $        --   $        --   $       -- $     --  $     --  $       --
   Interest                    5,652       819,322           --   28,911       878     111,352

Realized gains            10,705,195            --       11,785       86        --          --

Unrealized appreciation    4,234,695            --      171,805    3,148        --          --

Transfers into Plan:
   Citizens Utilities
     Company Common Stock
     Series B from the
     LGS Employees' Savings
     and Investment Plan   2,388,736            --           --       --        --          --
   Citizens Utilities
     Company Common Stock
     Series B from the
     TRASOP               21,758,402            --           --       --        --          --
                         -----------   -----------   ---------- --------  --------   ---------
   Transfers into Plan    24,147,138            --           --       --        --          --

Contributions:
   Employees               2,691,281     1,637,442      652,682  201,260   579,180          --
   Employer                1,184,394       240,936       99,895   28,307        --          --
                         -----------   -----------   ---------- --------  --------   ---------
   Total contributions     3,875,675     1,878,378      752,577  229,567   579,180          --
                         -----------   -----------   ---------- --------  --------   ---------
Net transfers - other      1,022,585      (879,155)     (77,152) (66,278)       --          --
Net transfers - loans       (704,539)     (253,554)     (25,440)  (6,426)       --     989,959
Distributions            (12,132,276)     (516,987)     (34,697) (10,228)       --          --
Cancellation of loan notes       --             --           --       --        --     (27,454)
Participants' contributions
   used for life insurance
   policy payments                --            --           --       --   (27,364)         --
                         -----------   -----------   ---------- --------  --------  ----------
Changes in Plan Equity    31,154,125     1,048,004      798,878  178,780   552,694   1,073,857
                         -----------   -----------   ---------- --------  --------  ----------
Plan Equity, beginning
   of year                54,300,819     9,548,962    1,521,113  484,887        --   1,005,626
                         -----------   -----------   ---------- --------  --------  ----------

Plan Equity, end of year $85,454,944   $10,596,966   $2,319,991 $663,667  $552,694  $2,079,483
                         ===========   ===========   ========== ========  ========  ==========
Schedule III-2

                               CUC 401(k) Employee Benefit Plan
          Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                 Year Ended December 31, 1992

                                        Guaranteed                 Bond     Insurance   Loan
                           Stock Fund  Income Funds   Equity Fund  Fund       Fund      Fund
                           ----------- ------------   -----------  ----     ---------   ----

Investment income:
   Dividends             $        --    $       --   $       65 $     --  $     --  $       --
   Interest                       --       738,790           --   26,519        --      38,018

Realized gains               280,835            --           --       --        --          --

Unrealized appreciation    4,317,012            --       96,740    2,286        --          --

Transfers into Plan:
   Citizens Utilities
     Company Common Stock
     Series B from the
     LGS Employees' Savings
     and Investment Plan  44,169,944            --           --       --        --          --

Contributions:
   Employees               2,138,891     1,324,520      575,898  164,636    30,223          --
   Employer                  738,565       454,922      182,617   51,086        --          --
                         -----------    ----------   ---------- --------  --------  ----------
   Total contributions     2,877,456     1,779,442      758,515  215,722    30,223          --
                         -----------    ----------   ---------- --------  --------  ----------
Net transfers - other     (1,056,504)    1,456,968     (674,128) 273,664        --          --
Net transfers - loans       (498,324)     (124,520)      10,057    2,264        --     610,523
Distributions             (4,401,503)   (1,102,432)     (60,479) (35,568)       --          --
Cancellation of loan notes       --             --           --       --        --      (7,316)
Participants' contributions
   used for life insurance
   policy payments               ---            --           --       --   (30,223)         --
                         -----------    ----------   ---------- --------  --------  ----------
Changes in Plan Equity    45,688,916     2,748,248      130,770  484,887       --      641,225
                         -----------    ----------   ---------- --------  --------  ----------
Plan Equity, beginning
   of year                 8,611,903     6,800,714    1,390,343       --        --     364,401
                         -----------    ----------   ---------- --------  --------  ----------

Plan Equity, end of year $54,300,819    $9,548,962   $1,521,113 $484,887  $     --  $1,005,626
                         ===========    ==========   ========== ========  ========  ==========